UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
2024 Annual General Meeting

On April 5, 2024, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) announced its 2024 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

The information in Exhibit 99.1 is also incorporated by reference into Company's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155).

2024 Annual Equity Awards

On April 4, 2024, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of the Company completed its review and approval of the 2024 annual grants of equity awards to its senior employees and officers employed as of January 1, 2024 (collectively, the “2024 Annual Equity Awards”). The 2024 Annual Equity Awards, which consist of restricted stock unit (“RSU”) grants that vest in equal installments over a four-year period, are a new aspect of the Company’s compensation program and are designed in line with customary U.S. market practice to retain, motivate and reward employees and participants and align their compensation with the Company’s long-term performance.

In particular, the 2024 Annual Equity Awards are aimed at building retention value in the Company’s key jurisdictions and to support the Company’s pay-for-performance philosophy. In designing the 2024 Annual Equity Awards, the Compensation Committee received advice from outside counsel and an independent compensation consultant and reviewed the equity grant practices of a compensation peer group.

A total of 88 senior employees and officers of the Company received the 2024 Annual Equity Awards, which together had a total approximate aggregate grant date fair value of $5.7 million. In connection with the 2024 Annual Equity Awards, the Compensation Committee also determined that it was advisable to amend and restate the Amended and Restated Engagement Agreement (as amended, the “Amended and Restated Engagement Agreement”) for the senior executive officers who had previously signed the Amended and Restated Engagement Agreement with the Company in June 2022, a form of which was originally filed on July 6, 2021 with the Securities and Exchange Commission (the “SEC”) as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-257403) (the “IPO Registration Statement”).

The Second Amended and Restated Engagement Agreement amends the Amended and Restated Engagement Agreement to clarify that each Executive (as defined therein) shall be eligible to participate in the Company’s equity incentive program. The Senior Executive Officer Performance Option Awards, a form of which was originally filed as Exhibit 10.4 to the IPO Registration Statement and described on page 91 therein (the “Senior Executive Officer Performance Option Awards”), remains outstanding and unmodified, in full effect, and subject to the performance conditions described therein. To date, none of the twelve tranches of the Senior Executive Officer Performance Option Award has vested, with the first tranche only vesting if the Company’s market capitalization increases to $500 million and all of the other tranches only vesting if the Company’s market capitalization exceeds $6.0 billion for the time periods specified in the Senior Executive Officer Performance Option Awards. As of April 4, 2024, the Company’s market capitalization was approximately $352.13 million. The Compensation Committee believes that the Senior Executive Officer Performance Option Awards remain the primary long-term retention tool with respect to the Executives.

A copy of the Form of RSU Agreement used for the 2024 Annual Equity Awards and the Form of Second Amended and Restated Engagement Agreement are furnished hereto as Exhibits 4.1 and 4.2, respectively.

The information contained in this Report on Form 6-K (including Exhibits 4.1 and 4.2) is hereby incorporated by reference into the Company's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155).

EXHIBIT INDEX

Exhibit	Description
4.1	Form of RSU Agreement
4.2	Form of Second Amended and Restated Engagement Agreement
99.1	Notice of the 2024 Annual General Meeting
99.2	Registered Shareholders Proxy Card
99.3	Notice and Access Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: April 5, 2024